UNITED STATES SECURITIES
                             AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                                 Amendment No. 1


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                               CORE HOLDINGS, INC.
                 (Name of Small Business Issuer in Its Charter)

                   Delaware                                  47-0955016
      (State or other jurisdiction of                     (I.R.S. Employer
      incorporation or organization)                    Identification Number)

            600 California Street, 9th Floor, San Francisco, CA 94108
               (Address of principal executive offices) (Zip Code)

                                 (415) 262-1353
                            Issuer's Telephone Number

        Securities to be registered under Section 12(b) of the Act: None

          Securities to be registered under Section 12(g) of the Act:

                          Common stock, par value $.01
                                (Title of Class)

                                     PART I


Core Holdings, Inc. is voluntarily filing this Form 10-SB registration statement so that the public will have access to reports on our company's status and financial condition. We intend to continue to file all interim and periodic reports as required in order to remain in compliance with the securities laws relating to reporting companies. We are also filing this registration statement on a voluntary basis to comply with the requirements for listing of our securities for public trading on the OTC Bulletin Board. Under the rules of the National Association of Security Dealers, in order for a company to become listed on the OTC Bulletin Board, it must be a reporting company under the Securities Exchange Act of 1934.


ITEM 1     DESCRIPTION OF BUSINESS

OUR BUSINESS

Core Holdings, Inc. is a recently formed company that seeks to generate capital appreciation, primarily through investments in equity securities. We are a Delaware corporation with offices at 600 California Street, 9th Floor, San Francisco, California 94108.


Our primary focus will be on making investments in small, high-margin, high-growth privately or publicly held companies (or assets of such companies) with business models and fundamentals that suggest the potential for a significant increase in value of any investment we make. We anticipate investing primarily in companies in the software, homeland-security, and industrial-technology sectors.

The institutional investment community has become sufficiently large that an increasing amount of capital is chasing the large- and mid-capitalization companies. Consequently, in order to find competitive investments in which they can buy a sufficiently large stake, financial institutions of all sizes are looking at smaller investment opportunities, and are investing earlier. We are looking to take advantage of this demand.

Investors in our stock would benefit from features that are available to shareholders of public companies but are not, for example, available to investors in venture-capital limited partnerships. The disclosure obligations of a public company ensure that investors in our stock would have access to full details regarding our investments and their performance. Furthermore, assuming that a public market develops for our shares, investors in our stock could readily liquidate their investment. We can, however, give no assurances when, if ever, a public market will develop.

It is not our intention to maintain static investments in our portfolio companies; instead, we will seek to assist our portfolio companies to develop their operations. To ensure that we are able to pursue this strategy, we will generally seek to make investments that result in the portfolio companies being controlled primarily by our company. A portfolio company would be considered primarily controlled by our company if we own 25% or more of its outstanding securities and no other holder owns a larger stake. We expect, however, that most of our investments will be for between 25% and 50% of a given portfolio company. In order to monetize any given investment, we might ultimately seek to sell the portfolio company or sell shares in the portfolio company to the public. We might seek to increase our stake in any given portfolio company.

By limiting our percentage interest in any one portfolio company, we hope to reduce and diversify risk. In exchange for our investment in a portfolio company, we will receive securities issued by the portfolio company. We expect that substantially all portfolio company securities that we acquire will be equity securities or securities convertible into equity. At least initially, our officers and employees (rather than an investment adviser) will manage operations under the general supervision of our board of directors. They will evaluate all purchases and sales of portfolio company securities and prospective investments and will monitor our investments.

In the future, we might use the services of Core Fund Management, L.P., the general partner of Core Fund, L.P., a hedge fund focusing on small- and micro-capitalization equities. Such services could include performing securities analyses of potential portfolio companies and performing due diligence. Core Fund Management is a registered investment advisor with the State of California. David N. Baker, our chief executive officer, is the managing principal of Core Fund Management, L.P. If Core Fund Management does perform services for us, we would pay them an hourly fee, determined in advance, that would be consistent with rates charged in the industry for performing such services. Core Fund, L.P. currently pays Core Fund a 1.5% annual management fee and a 20% performance allocation; this is a standard arrangement for a hedge-fund general partner. Core Fund Management is not registered as a broker-dealer because it is not, and does not propose to be, a broker or dealer effecting any transactions in, or to inducing or attempting to induce the purchase or sale of, securities.


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

Before we can make any investments in portfolio companies, we will need to raise funds. We plan to do so through unregistered offerings of our securities to accredited investors, including financial institutions and high-net-worth individuals. We may make use of the services of a placement agent, in which case we would need to compensate the placement agent by giving them a portion of the funds raised, issuing them securities, or both.

Mr. Baker, our chief executive officer and member of our board of directors, and Mr. Abrams, the other member of our board of directors, will be responsible for identifying and analyzing potential portfolio companies and negotiating our acquisition of an interest in any portfolio company. Mr. Baker's has 13 years of professional experience in evaluating and investing in companies, including experience in managing various hedge funds. And due to his experience in management and as a consultant, Mr. Abrams has a broad network of contacts at public and private companies whom he will be consulting regarding possible portfolio companies.


We expect to invest in development-stage and start-up businesses. We expect that substantially all of our investments will be in thinly capitalized, unproven, small companies focused on risky technologies. These businesses also tend to lack management depth and have limited or no history of operations. Also, they may not have attained profitability and, in some cases, may not have any revenues. Because of the speculative nature of these investments, these securities have a significantly greater risk of loss than traditional investment securities. Some of our investments are likely to be complete losses or unprofitable, and some will never realize their potential.

In connection with our investments, we will participate in providing a variety of services to portfolio companies, including the following:


      o formulating operating and financing strategies, including acquisitions and divestitures

      o     formulating intellectual-property strategies

      o assisting in financial planning, with a focus on controlling debt and expenses

      o     providing management in the initial start-up stages

      o identifying and recruiting potential board members and officers, with the aim of making management independent and performance-oriented.

      o     establishing corporate goals

We will provide these services, without charge, by appointing our representatives to the board of directors of our portfolio companies and by having our representatives consult regularly with management of our portfolio companies.

We may assist in raising additional capital for these companies from other potential investors; if necessary to attract investment, we may subordinate our own investment to that of other investors. We may also find it necessary or appropriate to provide additional capital of our own. We may introduce our portfolio companies to potential joint venture partners, suppliers, and customers. In addition, we may assist in establishing relationships between our portfolio companies and investment bankers and other professionals. We may also assist our portfolio companies with mergers and acquisitions. We may determine that it would be appropriate for our portfolio companies to pay us cash or securities, or both, for performing such services. Any such fees would be consistent with rates charged in the industry for performing such services.


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

GOVERNMENT REGULATION

We are a reporting company under the Exchange Act. We are not required to register as an investment advisor, and we are not registered as a broker-dealer because we are not and do not propose to be a broker or dealer effecting any transactions in, or to inducing or attempting to induce the purchase or sale of, securities.

Furthermore, we are not registered under the Investment Company Act of 1940, because we intend to structure our assets in such a way so that we are not deemed to be an investment company.

The Investment Company Act of 1940 specifies how one determines whether a company is an investment company and therefore required to register under the Investment Company Act. One test, stated in section 3(a)(1)(C) of the Investment Company Act, generally provides that if a company owns or proposes to acquire investment securities with a value exceeding 40% of its total assets (excluding government securities and cash items), it is an investment company. The definition of investment securities excludes securities issued by majority-owned subsidiaries that are not investment companies or entities relying on certain exemptions from the definition of an investment company, and a majority-owned subsidiary is generally defined to be a company that has 50% or more of its outstanding voting securities owned by that person (or one of its subsidiaries). Consequently, if we wish to rely on this test to avoid having our company deemed an investment company, we would need to ensure that a sufficient quantity of our investments are in securities issued by qualifying majority-owned subsidiaries.

We may not be able to satisfy this requirement. Consequently, we instead propose relying on Rule 3a-1 promulgated under the Investment Company Act. Rule 3a-1 deems that an issuer that meets the statutory definition of an investment company in section 3(a)(1)(C) is nonetheless not an investment company, provided it satisfies three requirements:

First, no more than 45% of the value of its total assets (exclusive of government securities and cash items) may consist of securities other than government securities, securities issued by employees' securities companies, securities of certain majority-owned non-investment company subsidiaries, and securities of operating companies controlled primarily by the issuer that are not investment companies. A company is "controlled primarily" by the issuer if
(1) the issuer controls the company ("control" is defined in Investment Company Act section 2(a)(9) to mean the power to exercise a controlling influence over the management or policies of a company, and is presumed to exist where a person beneficially owns more than 25% of the company's voting securities) and (2) the issuer has more control than anyone else.

Second, the issuer must receive no more than 45% of its income after taxes (over the last four fiscal quarters combined) from such securities. These percentages are to be determined on an unconsolidated basis, except that the issuer must consolidate its financial statements with those of any wholly-owned subsidiaries. In adopting the rule, the SEC noted that the 45% test represents a threshold for determining the presence of an investment company. According to the SEC, an issuer having no more than 45% of its assets invested in, and deriving no more than 45% of its income from, investment securities should not be considered primarily engaged in the investment company business.

Third, the issuer may not be an investment company as defined in Sections 3(a)(1)(A) or 3(a)(1)(B) of the Investment Company Act. In other words, it may not be or hold itself out as being engaged primarily, and may not propose to engage primarily, in the business of investing, reinvesting, or trading in securities, and may not engage, and may not propose to engage, in the business of issuing face-amount securities of the installment type, and, if it has engaged in such business, it may not have any such certificate outstanding. In addition, the issuer may not be a "special situation" company, in other words a company that, on an ongoing basis, periodically acquires majority interests in several companies and operates the subsidiaries until it is profitable to sell the investments. Whether an issuer is a "special situation" company is a question of the degree of its trading activity versus operating activity over a significant period of time. We intend only to make sizeable investments in our portfolio companies, intend to get deeply involved in the business affairs of our portfolio companies in real operational contexts, intend to become fully integrated with the management of portfolio companies in ways that demonstrate our actual control of the operations of the portfolio companies, and intend to hold ourselves out to the public as an operating company with real operational capability. We believe that this will permit us to avoid being characterized as a "special situation" company.


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

In addition, we are not registered as a commodity pool operator under the Commodity Exchange Act, based on our intention not to trade commodities or financial futures.

As a result of this limited regulatory oversight, we are not subject to certain operating limitations, capital requirements, or reporting obligations that might otherwise apply.


RISK FACTORS

Investing in our common stock involves a high degree of risk. Any potential investor should carefully consider the risks and uncertainties described below before purchasing any shares of our common stock.

RISKS RELATED TO OUR COMPANY

We have a limited operating history.

We were incorporated in May 2005 and have not commenced investment operations. We are subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that we will not achieve our investment objective. Investors in our stock would have limited information on which to base an evaluation of our prospects for achieving our business objectives.

We may not be profitable.

We will not achieve any revenues from any investments until such time as we acquire and subsequently sell at a profit investment securities in one or more portfolio companies. We cannot say when that will occur, if at all. We can give no assurances that we will ever make a profit or that we will not lose all amounts invested in us, through operating expenses or capital losses.
We have very limited financial resources.

To date, for our funding we have relied on limited capital contributions by David N. Baker our chief executive officer. We will not be able to commence our investment operations until such time as we raise funds, whether through a stock offering or otherwise.

We depend on David N. Baker and Joe Abrams for our future success, and if we are not able to hire and retain qualified personnel or if we lose any member of our senior management team, our ability to implement our business strategy could be significantly harmed.

We will be depending on David N. Baker, our chief executive officer, and Joe Abrams, a member of our board of directors, to identify, select, structure, close, and monitor our investments. Mr. Baker and Mr. Abrams have critical industry experience and relationships that they will rely on to perform these tasks. If we lose the services of either Mr. Baker or Mr. Abrams, we may not be able to operate our business as we expect and our ability to compete could be harmed, and that in turn could cause our operating results to suffer.

We believe our future success will depend, in part, on our ability to identify, attract, and retain sufficient numbers of highly skilled employees. If we do not succeed in doing so, we may not be able to operate our business as we expect.

David N. Baker does not currently devote all his business time to our company.


Acting as our chief executive officer is not the sole business activity of David
N. Baker. He is also the managing principal of Core Fund Management, L.P., the general partner of Core Fund, L.P., a hedge fund focusing on small- and micro-capitalization equities. Mr. Baker has complete discretion to decide how much time he will devote to Core Fund Management's business. Until such time as we identify potential investment targets and raise the funds necessary to make those investments, Mr. Baker will be spending a limited amount of time (less than 20 hours a week) on managing our affairs. Thereafter, the time Mr. Baker devotes to our affairs will increase. We do not expect that the demands of our business and the business of Core Fund Management would require Mr. Baker to devote in the aggregate more time than he has available.


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

There is unlikely to be any a conflict between the business of Core Fund Management and our business, in that Core Fund, L.P. limits its investment to the securities of public companies or private companies that will imminently become public companies. By contrast, our investments will focus on private companies that require significant additional development before they can expect to go public.


Competition in the investment industries is intense and we may be unable to compete successfully.

Competition in the investment industries has become increasingly intense over the past several years, and many money managers, hedge funds, private-equity firms, mutual funds, and other investment vehicles are actively competing for available investor capital and potentially profitable investments. To be successful in obtaining such capital, many competitors engage in expensive advertising and promotional campaigns; we will not be able to engage in such campaigns.

Moreover, many competitors have been in business for long periods of time--in some cases for many decades--and have established reputations, brand names, track records, back office and managerial support systems, and other advantages that we will be unable to duplicate in the near term, if ever.

In addition, many such competitors, by virtue of their longevity or capital resources, have established lines of distribution to which we do not have access, and are not reasonably likely to be able to duplicate in the near term, if ever. We will compete with firms, including many larger securities and investment banking firms, that have substantially greater financial resources and research staffs than we do. Consequently, the number of potentially profitable investments that we find may be fewer and more difficult to identify than will be the case for some of our competitors. This disparity of resources could put us at a competitive disadvantage in investigating prospective investments and in executing trades.

If we are unable to manage our future growth effectively, we may be unable to achieve our investment objective, which could adversely affect our financial condition and results of operations.

Our ability to achieve our investment objectives will depend on our ability to sustain growth, which will depend, in turn, on our senior management team's ability to identify, evaluate, finance, and invest in companies that meet our investment criteria. Accomplishing this result on a cost-effective basis will largely be a function of our marketing capabilities, our management of the investment process, our ability to provide efficient services, and our access to financing sources on acceptable terms. Failure to manage our future growth effectively could have a material adverse effect on our business.

We are subject to limited regulatory oversight.

We are a reporting company under the Securities Exchange Act of 1934. But we are not registered as a broker-dealer or investment advisor because the nature of our proposed activities does not require us to do so. Furthermore, we are not registered under the Investment Company Act of 1940, because we intend to structure our assets in such a way so that we are not deemed to be an investment company. In addition, we are not registered as a commodity pool operator under the Commodity Exchange Act, based on our intention not to trade commodities or financial futures. As a result of this limited regulatory oversight, we are not subject to certain operating limitations, capital requirements, or reporting obligations that might otherwise apply.

To avoid having to register as an investment company, our company will have to comply with certain limitations on our operations.


The Investment Company Act of 1940 specifies how one determines whether a company is an investment company and therefore required to register under the Investment Company Act. If we are to avoid having to register under the Investment Company Act, our operations will need to meet certain tests. (See "Government Regulation.") If we fail to meet these tests and are deemed an investment company, it would not be feasible for us to elect to conform to the Investment Company Act, which contains rigid structural and transactional restrictions. We would risk being subject to an SEC enforcement action or the potential invalidity of any contracts contravening the Investment Company Act's pervasive regulatory scheme. In order to operate in a manner that allows us to avoid being required to register as an investment company, we may be unable to sell assets we would otherwise want to sell, and we may need to sell assets we would otherwise wish to retain. In addition, we may also have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire.



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We have not paid, and do not intend to pay, cash dividends in the foreseeable future.

Although we are permitted to make cash distributions, we do not intend to do so in the immediate future. We intend to reinvest future earnings in developing and expanding our business. Moreover, even if we were to make cash distributions, the amounts distributed would depend on our size, our performance, and our expenses, and would be determined by our board of directors at their discretion.

David N. Baker and Joe Abrams control our company and will continue to be able to do so in the future.

David N. Baker and Joe Abrams currently own 800,000 and 200,000 shares, respectively, of our common stock and 200,000 and 50,000 shares, respectively, of our Series A preferred stock. Those shares currently represent all outstanding shares of our capital stock. Furthermore, shares of Series A preferred stock are entitled to vote with the common stock on the basis of 100 votes per share. Consequently, Mr. Baker and Mr. Abrams currently control our management and affairs and all matters requiring shareholder approval, including significant corporate transactions, and will continue to do so for the foreseeable future. This concentration of ownership may have the effect of delaying or preventing our change in control and might, in the future, affect the market price of our common stock.

No market currently exists for our securities and we cannot assure you that such a market will ever develop, or if developed, will be sustained.

There is currently no trading market for our securities. Once we have made investments in portfolio companies, we may attempt to qualify for quotation on Nasdaq or a national securities exchange. At least initially, however, any trading in our common stock would most likely be conducted in the over-the-counter market. Furthermore, even if our common stock is quoted in the over-the-counter market, an active trading market for the common stock may not develop. Consequently, we cannot assure you when and if a trading market in our shares will be established, or whether any such market, if established, will be sustained or sufficiently liquid to enable holders of shares of our common stock to liquidate their investment in our company. And if a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock by members of management or others under Rule 144 promulgated under the Securities Act may have a substantial adverse impact on any such market.

RISKS RELATED TO OUR INVESTMENTS

We have not yet invested in a portfolio company.

Because our company only recently commenced operations, we have yet to make an investment in any portfolio company.

Our investment activities are inherently risky.

Our investment activities involve a significant degree of risk. The performance of any investment is subject to numerous factors that we cannot predict or control. Such factors include a wide range of economic, political, competitive, and other conditions that may affect investments in general or specific industries or companies.

Our equity investments may lose all or part of their value.

The equity interests in which we invest may not appreciate in value or may decline in value. Accordingly, we may not be able to realize gains from our investments and any gains that we realize when we dispose of any equity interests may not be sufficient to offset any losses that we experience.


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Whether or not we succeed will depend in part on our size and in part on our ability to make successful investments.

If we are unable to select investments that increase in value, we will not achieve our objectives. Moreover, if we remain small, our operating expenses will be higher as a percentage of invested capital than would otherwise be the case, and that in turn would increase the risk of loss (and reduce the chance for gain) by our investors.

Our investments may be concentrated in only a few companies or in a particular industry.

While over time we will attempt to allocate our equity among the securities of many different companies, a significant amount of our equity could be invested in the securities of only a few companies, particularly in our early operations. This could cause significant concentration with respect to a particular company or industry. The concentration of our portfolio in any one company or industry would subject us to a greater degree of risk with respect to the failure of that company or with respect to an economic downturn in that industry than would be the case with a more diversified portfolio.

The lack of liquidity in our investments might prevent us from disposing of them at opportune times and prices, and that may cause a loss or a reduced gain.

We expect to frequently make investments in privately held companies or thinly traded public companies. Some of these securities will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities of larger companies. The illiquidity of such investments may make it difficult to sell them at advantageous times and prices or in a timely manner. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the values recorded for those investments. We may also face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we have material non-public information regarding that portfolio company. If we are unable to sell our assets at opportune times, we might suffer a loss or a reduced gain. Restrictions on resale and limited liquidity are both factors our board of directors will consider in determining the fair value of portfolio securities.

Investing in privately-held companies may be riskier than investing in publicly-traded companies due to the lack of available public information.

We expect to frequently make investments in privately held companies. Such investments may be subject to higher risk than investments in publicly traded companies due to the fact that generally little public information exists about privately held companies. We will rely on our management to obtain information sufficient to allow us to evaluate the potential risks and returns involved in investing in such companies. If we are unable to uncover all material information about any such company, we might not be able to make a fully informed investment decision and so might lose some or all of our investment in that company. These factors could subject us to greater risk than would investing in publicly traded companies and consequently would negatively affect investment returns.

Our investments may be concentrated in emerging-growth or expansion-stage portfolio companies, which may have limited operating histories and financial resources.

We expect that our portfolio will consist primarily of investments in emerging-growth and expansion-stage businesses, which may have relatively limited operating histories. Compared to more established companies, these companies may be more vulnerable to economic downturns, may have more limited access to capital and higher funding costs, may have a weaker financial position, and may need more capital to expand or compete. These businesses also may experience substantial variations in operating results. They may face intense competition, including from companies with greater financial, technical, and marketing resources. Furthermore, some of these companies do business in regulated industries and could be affected by changes in government regulation. Accordingly, these factors could impair their cash flow or result in other events, such as bankruptcy, which could adversely affect the return on, or our ability to recover, our investments in these businesses.


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

Our investment returns will depend on the success of our portfolio companies and, ultimately, the abilities of their key personnel.

Our success will depend on the success of our portfolio companies. Their success, in turn, will depend in large part on the abilities of their key personnel. The day-to-day operations of our portfolio companies will remain the responsibility of their key personnel. Loss of one or a few key managers can hinder or delay a company's implementation of its business plan. Our portfolio companies may not be able to attract and retain qualified managers and personnel, and that in turn could adverse effect the return on, or our ability to recover, our investments in those companies.

ITEM 2     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following plan of operation provides information that we believe is relevant to an assessment and understanding of our financial condition. It should be read in conjunction with our financial statements and notes thereto appearing in this registration statement.

PLAN OF OPERATION

Our plan of operations is to develop a portfolio of investments in small, privately-held companies with what we believe are valuable products, processes, or franchises.


To pay our incorporation expenses, our legal and accounting fees, and other expenses relating to this registration statement, since inception through June 13, 2005, we relied on a total of $6,920 in financing furnished by David N. Baker, our chief executive officer and a member of our board of directors, and Joe Abrams, the other member of our board of directors. Of that financing, $5,000 constituted part of the subscription price for the shares of common stock that we have issued to Mr. Baker and Mr. Abrams. Otherwise, we have not raised any funds through the sale of equity securities or debt financing. The remaining $1,920 in financing furnished by Mr. Baker is considered additional contributed capital. We keep a minimal cash balance, as Mr. Baker has been paying our bills as they come due.


In order to advance our business plan, we will need to identify potential investment targets. Once we do so, we will need to raise, through the sale of equity securities or debt financing, the funds necessary to make those investments. We have not yet identified any investment targets and have not planned any financing. There can be no assurance that we will identify appropriate investment targets or, even if we do, that we will succeed in raising the funds required to make those investments.


If we are unable to raise additional funds, we will be forced to rely on existing cash in the bank and further capital contributions by Mr. Baker. We anticipate that Mr. Baker will cover any expenses that we are required to incur keep us in compliance with all existing corporate filing requirements, including those of the Securities and Exchange Commission, over the course of the next 12 months (approximately $35,000 to $50,000), as well as expenses we incur over the next six months relating to identifying potential investment targets (up to approximately $10,000). Mr. Baker is not obligated to provide us with this funding. Any such funding will be treated as interest-free loans, and once we raised funds from investors, we will commence reimbursing Mr. Baker the expenses he has paid on our behalf. Core Fund Management is providing us office space and communications at no expense to us.

Over the next 12 months, we intend to spend our time and resources on completing the SEC registration process and commencing our operations. Our first goal would be to identify our first portfolio company; we would then seek to secure the financing to acquire a controlling position in that company; once we have secured that financing, we would make our investment; thereafter, we would work to develop the portfolio company and would also start looking for our next portfolio company. It would, however, be unduly speculative to give a timetable for accomplishing these steps. We expect that our initial investment will be in the range of $1,000,000 to $5,000,000. If we are unable to secure any financing after 12 months, we will likely be forced to cease doing business.


We plan to generate revenues through divesting, at appropriate times, our investments in portfolio companies, thereby capturing appreciation in the value of those investments. There can, however, be no assurance that our investments will appreciate in value.


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


We currently do not have any paid employees. Until such time as we have made significant investments in portfolio companies, we will not need to hire any employees, except perhaps a limited administrative staff. Once we have made significant investments in portfolio companies, we will need to hire accounting, compliance, and administrative personnel.


ITEM 3     DESCRIPTION OF PROPERTY

Our offices are located at 600 California Street, 9th Floor, San Francisco, California 94108. Core Fund Management, L.P. is currently providing us this office space at no cost and plans to continue to do so until such a time that we raise funds. Core Fund Management, L.P. is, however, entitled to terminate this arrangement at any time. David N. Baker, our chief executive officer, is the managing principal of Core Fund Management, L.P.

ITEM 4     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table states, as of August 15, 2005, the number and percentage of shares our common stock and Series A preferred stock owned by each person owning at least 5% of our outstanding shares of common stock and Series A preferred stock, each officer and director owning stock, and all officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC. The number of shares beneficially owned by a person and the percentage ownership of that person is deemed to include shares of common stock issuable on conversion of securities convertible into shares of common stock no later than 60 days after August 15, 2005, and shares of common stock issuable on exercise of options or warrants that are exercisable no later than 60 days after August 15, 2005, but those shares are not deemed outstanding for purposes of computing percentage ownership of any other person. The number and percentage of shares beneficially owned are based on the aggregate of 1,000,000 shares of common stock and 250,000 shares of Series A preferred stock outstanding as of August 15, 2005. The address of each person named in the table is c/o Core Holdings, Inc., 600 California Street, 9th Floor, San Francisco, California 94108.

------------------------------ ---------------------------- ------------------------ ------------------------
                                                               Number of Shares
      Name and Address               Class of Stock           Beneficially Owned       Percentage of Class
------------------------------ ---------------------------- ------------------------ ------------------------
David N. Baker                 Common                            1,000,000(1)                 83.3%
                               Series A preferred(2)                200,000                    80%
------------------------------ ---------------------------- ------------------------ ------------------------
Joe Abrams                     Common                             250,000(3)                  23.8%
                               Series A preferred                   50,000                     20%
------------------------------ ---------------------------- ------------------------ ------------------------
All directors and officers     Common                            1,250,000(4)                 100%
as a group (one person)        Series A preferred                   250,000                   100%
------------------------------ ---------------------------- ------------------------ ------------------------


(1) Includes 200,000 shares of our Series A preferred stock, each convertible at any time at the option of the holder into one share of common stock.


(2) Holders of shares of Series A preferred stock vote with the common stock on the basis of 100 votes per share.


(3) Includes 50,000 shares of our Series A preferred stock, each convertible at any time at the option of the holder into one share of common stock.

(4) Includes 250,000 shares of our Series A preferred stock, each convertible at any time at the option of the holder into one share of common stock.

ITEM 5     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following information contains the name, age, business experience, functions, and areas of experience, and principal other business activities of each of our directors and member of our senior management.

DAVID N. BAKER, age 37. Mr. Baker is our founder and has been our chairman, chief executive officer, president, and secretary since our company was formed. Since 2003, Mr. Baker has also been the managing principal of Core Fund Management, L.P., the general partner of Core Fund, L.P., a hedge fund focusing on small- and micro-capitalization equities. In 2001 and 2002, Mr. Baker was a proprietary trader and portfolio manager with Electronic Trading Group and First New York Securities. From 1998 to 2001, Mr. Baker was the founder, chief executive officer, and chairman of SectorBase, LLC, a sector-specific quantitative and qualitative securities database that was acquired by an affiliate of Preferred Trade. From 1994 to 1999, Mr. Baker was the president and portfolio manager of DNB Capital Management, Inc. and DNB Fund Partners, L.P., respectively. In 1989 Mr. Baker earned a B.A. from the University of Colorado and in 1992 received a J.D. with a focus on securities from Golden Gate University School of Law.

JOE ABRAMS, age 53. Mr. Abrams has been a member of our board of directors since our company was formed. Since April 2002, Mr. Abrams has acted as a financial consultant to International Microcomputer Software, Inc., a publicly held software company. From June 1999 through April 2002, Mr. Abrams was a partner in Creekside LLC, a business that provided consulting services to start-up companies, including PhotoPoint and Fluent Entertainment. In 1998, he co-founded eUniverse, Inc., a publicly traded internet entertainment portal now known as Intermix Media Inc. As a consultant to eUniverse from 1998 to 2000, Mr. Abrams assisted eUniverse in the areas of strategic planning, capital structure, merger and acquisitions, and public finance. In 1983, Mr. Abrams co-founded The Software Toolworks, Inc., a publicly held developer, publisher, and distributor of educational and entertainment software. From 1983 to 1994, he served The Software Toolworks in various capacities, including president. He was responsible for starting the OEM division, the CD-ROM Division, and all international operations, and assisted with that company's initial public offering, subsequent capital raising, and ultimate sale to Pearson, Plc in 1994 for $462,000,000. In 1972 Mr. Abrams earned a B.A. in economics from the State University of New York at Buffalo, Buffalo, New York, and in 1974 earned an M.B.A. in finance from the University of Rochester, Rochester, New York.


None of our officers or directors has been involved in legal proceedings that impair their ability to perform their duties.

ITEM 6     EXECUTIVE COMPENSATION


We have not since inception paid a salary or any other compensation to any of our officers or directors. We have not entered into an employment agreement with David Baker, our chief executive officer, and we do not otherwise have any arrangement or understanding with him regarding any compensation he is to receive in the future.


ITEM 7     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


We issued to Mr. Baker, a member of our board of directors and our chief executive officer, and Mr. Abrams, the other member of our board of directors, for services rendered, shares of our common stock and Series A preferred stock. Consequently, they both may be considered to be founders of our company. We have not acquired and do not propose to acquire any assets from either Mr. Baker or Mr. Abrams.

Core Fund Management, L.P. is currently providing us office space and communications at no cost and plans to continue to do so until such a time that we raise funds. (See "Description of Property.") In addition, Core Fund Management may in the future provide us with certain services. (See "Description of Business--Our Business.") David N. Baker, our chief executive officer, is the managing principal of Core Fund Management, L.P. Otherwise, there are no relationships, transactions, or proposed transactions to which we were or are to be a party in which any of our officers or directors had or are to have a direct or indirect material interest.


To pay our incorporation expenses, our legal and accounting fees, and other expenses relating to this registration statement, since inception through June 13, 2005, we have relied on a total of $6,920 in financing furnished by David N. Baker, our chief executive officer. Of that financing, $5,000 constituted part of the subscription price for the shares of common stock that we have issued to Mr. Baker. The remaining $1,920 in financing furnished by Mr. Baker is considered additional contributed capital.

ITEM 8     DESCRIPTION OF SECURITIES

GENERAL

The following is a summary description of our capital stock and certain provisions of our certificate of incorporation and bylaws, copies of which are attached as exhibits to this registration statement. The following discussion is qualified in our entirety by reference to those exhibits.


We are authorized to issue 10,000,000 shares of common stock, $.01 par value, and 1,000,000 shares of preferred stock, $.001 par value. As of August 15, 2005, we had issued and outstanding a total of 1,000,000 shares of common stock and 250,000 shares of Series A preferred stock, all of which are held by David N. Baker, our chairman, chief executive officer, and president, and Joe Abrams, a member of our board of directors.


COMMON STOCK

Liquidation Rights

If our company is liquidated or dissolved, each outstanding share of our common stock will be entitled to share equally in our assets legally available for distribution to shareholders after all debts and other liabilities have been paid.

Dividend Rights

Our board of directors is not subject to any limitations or restrictions on our right to declare dividends, and subject to the provisions of the Delaware General Corporation Law we may pay dividends on our shares of stock in cash, property, or our own shares, except when we are insolvent or when the payment would render us insolvent. We have not paid dividends to date, and we do not anticipate that we will pay any dividends in the foreseeable future.

Voting Rights

For each share that they own, holders of shares of our common stock are entitled to cast one vote on all matters that shareholders are entitled to vote on.

Other Rights

Shares of common shares are not redeemable, have no conversion rights, and carry no preemptive or other rights to subscribe to or purchase additional shares of common stock.

PREFERRED STOCK


Our certificate of incorporation gives our board of directors the right to issue from time to time shares of preferred stock in one or more classes, or one or more series of any class, with each such class or series having voting powers and other rights and limitations as established by our board of directors. Our board of directors has so for authorized only one series of preferred stock, the Series A preferred stock.


Dividends

Shares of Series A preferred stock are not entitled to participate in any dividends declared on the common stock.

Voting

Except as otherwise required by law, holders of shares of Series A preferred stock vote with the common stock as a single class on the basis of 100 votes per share.

Conversion

Shares of Series A preferred stock are, at the option of the holder, convertible at any time into that number of shares of common stock equal to the number of the shares of Series A preferred stock being converted.

Liquidation Rights

In the event of a liquidation, dissolution or winding up of our company, shares of Series A preferred stock will not be entitled to receive any distribution in preference to holders of shares of common stock; instead, shares of Series A preferred stock will automatically be converted into common stock.

                                     PART II

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

LACK OF MARKET FOR OUR COMMON STOCK

There is no established public trading market for our securities. Our shares are not and have not been listed or quoted on any exchange or quotation system.

HOLDERS OF OUR COMMON STOCK

As of the date of this registration statement, we had two shareholders.

RULE 144 SHARES

As of the date of this registration statement, a total of 1,000,000 restricted shares of our common stock are issued and outstanding. Those shares will be available for resale to the public in accordance with the volume and trading limitations of Rule 144 of the Securities Act. In general, under Rule 144 as currently in effect a person who has beneficially owned shares of a company's common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) 1% of the number of shares of our common stock then outstanding, which in our case would equal, as of the date of this registration statement, 50,000 shares, and (2) the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. (The second element of this requirement does not, however, apply to companies that are listed on the NASD Over-the-Counter Bulletin Board.)

Sales under Rule 144 are also subject to manner-of-sale provisions and notice requirements and to the availability of current public information about our company.

Under Rule 144(k), a person who (1) is not an "affiliate" (as that term is defined in the Securities Act) of an issuer at any time during the three months preceding a sale and (2) has beneficially owned the shares to be sold for at least two years is entitled to sell shares of that issuer without complying with the manner of sale, public-information, volume-limitation, or notice provisions of Rule 144. Currently, all of our outstanding shares of stock are owned by affiliates of our company.

DIVIDENDS

To date, we have not declared or paid any dividends on our common stock. We currently do not anticipate paying any cash dividends in the foreseeable future on our common stock. Although we intend to retain our earnings, if any, to finance the exploration and growth of our business, our board of directors will have the discretion to declare and pay dividends in the future.

Payment of dividends in the future will depend on our earnings, capital requirements, and other factors that our board of directors deems to be relevant.

PENNY STOCK DISCLOSURE

Effective August 11, 1993, the SEC adopted Rule 15g-9, which defined a "penny stock," for our purposes, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require (1) that a broker or dealer approve a person's account for transactions in penny stocks, and (2) that the broker or dealer receive from the investor a written agreement to the transaction stating the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must (1) obtain financial information and investment experience and objectives of the person and (2) make a reasonable determination that the transactions in penny stocks are suitable for that person and that the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market that states the basis on which the broker or dealer made the suitability determination and confirms that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

ITEM 2     LEGAL PROCEEDINGS

We are not involved in any legal proceedings.

ITEM 3     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no changes in or disagreements with accountants since our company was formed.

ITEM 4     RECENT SALES OF UNREGISTERED SECURITIES


Set forth below is information regarding shares we have sold without registration under the Securities Act. Each of these sales was made in reliance on section 4(2) of the Securities Act, and none of them involved use of an underwriter, payment of any commissions, or use of any advertising or general solicitation. These sales were made to one person who is an executive offer and director of our company and one person who is a director of our company. In addition, transfer of the securities issued is restricted in accordance with the requirements of the Securities Act.

In May 2005, we issued 800,000 shares of our common stock to David N. Baker in consideration for a $4,000 capital contribution to our company and for services rendered and issued 200,000 shares of our common stock to Joe Abrams in consideration for a $1,000 capital contribution to our company and for services rendered. For purposes of these issuances, the services rendered by Mr. Baker and Mr. Abrams were valued at $4,000 and $1,000, respectively.

In May 2005, we also issued 200,000 and 50,000 shares of our Series A preferred stock to David N. Baker and Joe Abrams, respectively, in consideration for services rendered. For purposes of these issuances, the services rendered by Mr. Baker and Mr. Abrams were valued at $200 and $50, respectively.

The above-mentioned services rendered by Mr. Baker and Mr. Abrams consisted of developing our business plan and, in the case of Mr. Baker, funding our expenses. In determining how many shares of common stock and Series A preferred stock to issue to Mr. Baker and Mr. Abrams in return for their capital contributions and services rendered, we valued those shares at their par value ($0.01 and $0.001, respectively). Our board of directors determined that this valuation was appropriate, as we have not commenced operations.


ITEM 5     INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our bylaws provide for indemnification any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that that person is or was a director, officer or employee of our company. In addition, our certificate of incorporation eliminates our directors' liability to our company or our shareholders for monetary damages, except in certain instances of bad faith, intentional misconduct, a knowing violation of law or illegal personal gain.

Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted for directors, officers and controlling persons of our company under our certificate of incorporation and bylaws or under any contract, arrangement, statute, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by our company of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any such action, suit or proceeding) is asserted by any of our directors, officers, or controlling persons in connection with the securities being registered under this registration statement, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether that indemnification is against public policy as expressed in the Securities Act and that question will be covered by the final adjudication by that court of such issue.

                                    PART F/S

               INDEX TO FINANCIAL STATEMENTS AS OF JUNE 13, 2005,
               AND FOR THE PERIOD MAY 23, 2005 (DATE OF INCEPTION)
                              THROUGH JUNE 13, 2005


Report of Independent Registered Public Accounting Firm.......................16

Balance Sheet.................................................................17

Statement of Income...........................................................18

Statement of Changes in Stockholders' Equity..................................19

Statement of Cash Flows.......................................................20

Notes to Financial Statements.................................................21

E. Randall Gruber, CPA, PC
================================================================================
Certified Public Accountant                              Telephone (314)238-1224
10805 Sunset Office Drive, Suite 300                          Fax (314)238-1250
St. Louis, Missouri 63127


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Core Holdings, Inc.


I have audited the accompanying balance sheet of Core Holdings, Inc. (a Development Stage Enterprise) as of June 13, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the period May 23, 2005 (date of inception) through June 13, 2005. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all material respects, the financial position of Core Holdings, Inc. as of June 13, 2005, and the results of its operations and its cash flows for the period May 23, 2005 (date of inception) through June 13, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note E to the financial statements, the Company has had limited operations and has not commenced planned principal operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note E. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


E. Randall Gruber, CPA, PC

June 14, 2005
St. Louis, Missouri

                     Member:  American Institute of Certified Public Accountants
                  Registered:  Public Company Accounting Oversight Board (PCAOB)

                              Core Holdings, Inc.
                        (A Development Stage Enterprise)
                                 Balance Sheet

                                                                                          June 13,
                                                                                            2005
                                                                                        --------
ASSETS

Current assets

Cash in bank                                                                            $     50
Prepaid expenses                                                                             600
                                                                                        --------

                                                                 Total current assets        650
                                                                                        --------

                                                                         Total assets        650
                                                                                        ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity

Series A Preferred Stock; $.001 par value; 250,000 shares authorized;
  250,000 shares issued and outstanding                                                      250
Preferred stock; $.001 par value; 750,000 shares authorized; no shares issued and outstanding
Common stock, $.01 par value; 10,000,000 shares authorized,
  1,000,000 shares issued and outstanding                                                 10,000
Contributed capital                                                                        1,920
Retained earnings                                                                        (11,520)
                                                                                        --------

                                                           Total stockholders' equity        650
                                                                                        --------

                                           Total liabilities and stockholders' equity   $    650
                                                                                        ========

   The accompanying notes are an integral part of these financial statements

                             Core Holdings, Inc.
                        (A Development Stage Enterprise)
                              Statement of Income

                                                                        May 23, 2005
                                                                        (inception) to
                                                                        June 13, 2005
                                                                        -------------
Revenues                                                                  $        --

Operating expenses
   Consulting services paid by issuance of stock                                5,250
   General and administrative expenses                                          6,270
                                                                          -----------

                                                   Loss from operations        11,520
                                                                          -----------

                                                               Net loss   $   (11,520)
                                                                          ===========

Weighted average number of common shares
  outstanding - basic and fully diluted                                     1,000,000
                                                                          ===========

Net (loss) per share - basic
                                                                          $     (0.01)
                                                                          ===========

    The accompanying notes are an integral part of these financial statements

                              Core Holdings, Inc.
                        (A Development Stage Enterprise)
                  Statement of Changes in Stockholders' Equity

                                           Series A Preferred Stock     Common stock
                                            ---------------------   ---------------------  Contributed  Retained
                                 Total        Shares      Amount      Shares      Amount     Capital    Earnings
                               ---------    ---------   ---------   ---------   ---------   ---------   ---------
Balance, beginning             $      --           --   $      --          --   $      --   $      --   $      --

Shares issued for cash -
  May, 2005                        5,000           --          --     500,000       5,000          --          --

Shares issued for services -
  May 2005                         5,000           --          --     500,000       5,000          --          --

Shares issued for services -
  May, 2005                          250      250,000         250          --          --          --          --

Cash contributed to pay
  expenses                         1,920           --          --          --          --       1,920          --

Net income for the period
  May 23, 2005 through
  June 13, 2005                  (11,520)          --          --          --          --          --     (11,520)
                               ---------    ---------   ---------   ---------   ---------   ---------   ---------
Balance, June 13, 2005         $     650      250,000   $     250   1,000,000   $  10,000   $   1,920   $ (11,520)
                               =========    =========   =========   =========   =========   =========   =========

   The accompanying notes are an integral part of these financial statements

                              Core Holdings, Inc.
                        (A Development Stage Enterprise)
                            Statement of Cash Flows

                                                                               May 23, 2005
                                                                               (inception) to
                                                                               June 13, 2005
                                                                              ---------------
Cash flows from operating activities                                          $

Net loss                                                                              (11,520)
Adjustments to reconcile net loss to net cash used in operating activities:
     Issuance of shares for services 5,250 Changes in operating assets and liabilities:
    Increase in prepaid expenses                                                         (600)
                                                                              ---------------

Net cash used for operating activities                                                 (6,870)

Cash flows from financing activities
    Issuance of common stock for cash                                                   5,000
    Shareholder investment to pay expenses                                              1,920
                                                                              ---------------

    Net cash provided by financing activities                                           6,920
                                                                              ---------------

Net  increase in cash and equivalents                                                      50

Cash and equivalents - Beginning                                                           --
                                                                              ---------------

Cash and equivalents - Ending                                                 $            50
                                                                              ===============

   The accompanying notes are an integral part of these financial statements

                               Core Holdings, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
                                  June 13, 2005

Note A - Company overview and summary of significant accounting policies

Company overview

The Company was incorporated under the laws of the State of Delaware, on May 23, 2005 (Date of inception). The Company has had minimal operations and in accordance with SFAS #7, the Company is considered a development stage company.

Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting standards (GAAP). The financial statements have been prepared assuming that the Company will continue as a going concern.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the audit period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity at the date of purchase / investment of three months or less to be cash equivalents. Cash and cash equivalents consist of funds held in a bank demand account.

Revenue recognition

The Company reports revenue using the accrual method, in which revenues are recorded as services are rendered or as products are delivered and billings are generated.

Advertising costs

The Company expenses advertising expenses as incurred. There were no advertising costs included in selling, general and administrative costs for the period May 23, 2005 (date of inception) through June 13, 2005.

Reporting on the costs of start-up activities

Statement of Position 98-5 (SOP 98-5) "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred.

                               Core Holdings, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
                                  June 13, 2005

Taxes on Income

The Company follows Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" (SFAS No. 109) for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the differences between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expense or benefit is based on the change in the asset or liability each period. If available evidence suggests that is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax asset to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Stock - based compensation

The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternate of SFAS No. 123, "Accounting for Stock-Based Compensation." Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by SFAS No. 123.

Note B - Development Stage Operations

The Company is authorized to issue 250,000 shares of its Series A Preferred stock at $.001 par value. During the period from May 23, 2005 (date of inception) through June 13, 2005, the Company issued 250,000 shares of Series A Preferred Stock and received $250 in consulting services from the Company's founding shareholders. Each share of Series A Preferred stock can be converted into one share of the Company's common stock.

                               Core Holdings, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
                                  June 13, 2005

The Company is authorized to issue 750,000 shares of its Preferred Stock at $.001 par value. . During the period from May 23, 2005 (date of inception) through June 13, 2005, the Company did not issue any shares of Preferred Stock.

The Company is authorized to issue 10,000,000 shares of its common stock at $.01 par value. During the period from May 23, 2005 through June 13, 2005, the Company issued 1,000,000 shares and received $5,000 in cash and consulting services valued at $5,000.

Note C - Segmented Information

Management has determined that, as of June 13, 2005, the Company operates in one dominant industry segment. Additional segment disclosure requirements will be evaluated as it expands its operations.

Note D - Earnings (loss) per share

The Company reports earnings (loss) per share in accordance with SFAS no. 128, "Earnings per Share." Basic earnings per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented since the effect of the assumed conversion of options and warrants to purchase common shares would have an anti-dilutive effect. There were 250,000 potential common shares that have been excluded from the computation of diluted net loss per share for the period May 23, 2005 (period of inception) through June 13, 2005 because the effect would have been anti-dilutive.

Note E - Going Concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

The Company is currently seeking to raise additional capital through the issuance of debt or equity securities.

Note F - Recently issued accounting pronouncements

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The objective of this Issue is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position
(FSP) EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until after further deliberations by the FASB. The disclosure requirements are effective only for annual periods ending after June 15, 2004. The Company has evaluated the impact of the adoption of the disclosure requirements of EITF 03-1 and does not believe it will have an impact to the Company's overall combined results of operations or combined financial position. Once the FASB reaches a final decision on the measurement and recognition provisions, the Company will evaluate the impact of the adoption of EITF 03-1.

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs, an amendment of ARB No. 43, Chapter 4", (" SFAS No. 151"). The amendments made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company has evaluated the impact of the adoption of SFAS 151, and does not believe the impact will be significant to the Company's overall results of operations or financial position.


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

                               Core Holdings, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
                                  June 13, 2005


In December 2004, the FASB issued SFAS No.152, "Accounting for Real Estate Time-Sharing Transactions-an amendment of FASB Statements No. 66 and 67" ("SFAS 152") SFAS 152 amends SFAS No. 66, "Accounting for Sales of Real Estate", to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, "Accounting for Real Estate Time-Sharing Transactions". SFAS 152 also amends SFAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects", to state that the guidance for (a) incidental operations and
(b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. SFAS 152 is effective for financial statements for fiscal years beginning after June 15, 2005, with earlier application encouraged. The Company has evaluated the impact of the adoption of SFAS 152, and does not believe the impact will be significant if any, to the Company's overall results of operations or financial position since the Company does not enter into such transactions.

In December 2004, the FASB issued SFAS No.153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions." The amendments made by SFAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. Opinion 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, to be recorded on a carryover basis. By focusing the exception on exchanges that lack commercial substance, the FASB believes SFAS No.153 produces financial reporting that more faithfully represents the economics of the transactions. SFAS No.153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of SFAS No.153 shall be applied prospectively. The Company has evaluated the impact of the adoption of SFAS 153, and does not believe the impact will be significant to the Company's overall results of operations or financial position.

                               Core Holdings, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
                                  June 13, 2005

In December 2004, the FASB issued SFAS No.123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. This pronouncement is effective for the Company, a small business issuer, as of the first interior annual reporting period that begins after December 15, 2005. The Company has evaluated the impact of the adoption of SFAS 123(R), and does not believe the impact will be significant to the Company's overall results of operations or financial position.

Note G - Year-end

The Company has adopted December 31, as its fiscal year end.

                                    PART III


ITEM 1     INDEX TO EXHIBITS

NUMBER        DESCRIPTION

3.1   Certificate of incorporation of Core Holdings, Inc.

3.2 Certificate of designations of the Series A convertible preferred stock of Core Holdings, Inc.

3.3   Bylaws of Core Holdings, Inc.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized.


                                       CORE HOLDINGS, INC.


Date: August 16, 2005                  By:
                                           -------------------------------
                                           David N. Baker
                                           President and Chief Executive Officer



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